Exhibit 99.1

Sinovac Update on the Exchange of Rights for Common and Series B Preferred Shares

April 12, 2019 05:04 PM Eastern Daylight Time

BEIJING--(BUSINESS WIRE)--Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today provided an update for shareholders with regards to the exchange (the “Exchange”) of preferred share purchase rights (the “Rights”) for the Company’s Common Shares and Series B Convertible Preferred Shares (the “Exchange Shares”), originally announced on February 22, 2019, by press release.

On April 4, 2019, the Eastern Caribbean Supreme Court, Court of Appeal issued an order that restrains the Company from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares to the holders of valid Rights, until the conclusion of 1Globe Capital, LLC’s appeal of the December 19, 2018 Judgment of the High Court of Justice of Antigua and Barbuda. In the Judgment, the High Court determined that the current directors of the Company were validly elected at the Annual General Meeting held in February 2018 and remain the directors of the Company, and that the Company’s Rights Agreement is valid under Antigua law.

As previously announced by press release, on March 6, 2019, the Delaware Chancery Court entered a Status Quo order providing that Sinovac not distribute any of the Exchange Shares to holders of valid Rights until the final disposition of the Delaware litigation or further order. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

As a result, the Exchange Shares are expected to remain in the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association, until, at least, the conclusion of the Antigua appeal and final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding and holders of valid Rights may continue to submit certifications to verify that they are eligible for the Exchange.

The Company will work with the Nasdaq Stock Market LLC to resume trading of the Company’s Common Shares as expeditiously as possible, but is currently unable to estimate when trading will resume.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, disruptions to our operations, the results of any pending litigation, potential litigation relating to our shareholder rights plan, any potential halt in trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-5693-1886

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Abernathy MacGregor

Sheila Ennis, +1-415-745-3294

sbe@abmac.com

Sydney Isaacs, +1-713-999-5104

sri@abmac.com

Investors:

MacKenzie Partners, Inc.

Paul Schulman, +1-212-929-5364

pschulman@mackenziepartners.com

ICR Inc.

Bill Zima, +1-646-308-1707

william.zima@icrinc.com